UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated July 30, 2014

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 – 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

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Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

EXERPT FROM THE RISK MANAGEMENT POLICY

1                                         OBJECTIVE

To provide guidelines for Fibria’s Risk Management, as well as defining, detailing and documenting related activities.

2                                         SCOPE

The policy covers all of Fibria’s areas that participate directly or indirectly in Risk Management processes

3                                         DEFINITIONS

3.1                               RISK

Effect of uncertainty on our objectives.

Note 1: An effect is a deviation from the expected - positive and/or negative.

Note 2: Any given objective may have different aspects (related to financial, health, safety and environmental targets) and can be applied at different levels (such as strategic, across the organization,project, product and process).

Note 3: Uncertainty is the state, even if partial, of having inadequate information relating to an event,understanding that event, knowledge of the event and its consequences or likelihood.

3.2                               RISK MANAGEMENT

Coordinated activities to guide an organization in its risk control.

3.3                               RISK MANAGEMENT POLICY

Declaration of intent and guidelines of an organization related to risk management.

3.4                               RISK AVERSION

Quantity and type of risks that an organization is prepared to accept, maintain or assume.

3.5                               EVENT

Occurrence or change in a specific set of circumstances

Note 1: An event may consist of one or more occurrences, and it may have several causes.

Note 2: An event may consist of the failure of something to occur.

Note 3: An event can sometimes be referred to as an “incident” or an “accident.”

3.6                               PRIORITY RISKS

Group of risks with potentially high impact to the business. The management of these risks should be prioritized and their indicators should be monitored regularly.

3.7                               KEY RISK INDICATORS (KRIS)

The Company’s key risk indicators. They serve as alerts, indicating changes in the risk level of an organization or business.

KRIs are key components of control structures and risk management best practices. They help the company proactively reduce losses and avoid risk exposure, addressing risk situations before an event actually occurs.

4                                         GUIDELINES

4.1                               TYPES OF RISKS

Fibria’s risks are categorized as follows:

Strategy Risks	Risks related with strategic decisions of the company to achieve the business goals, and/or related to the lack of capacities or skill to protect itself or to adapt to external changes.

Financial Risks

Market Risks: Measure of uncertainty related to expected returns on an investment due to changes in market factors such as interest rates, exchange rates, and commodity and share prices.

Credit Risks: Measure of uncertainty related to the receipt of a contracted amount payable by a borrower counterparty of a contract or security issuer,discounting expected recovery and receipt of guarantees.

Liquidity Risks: Possibility of loss resulting from the lack of capacity to realize some transaction in a reasonable time and without material loss or the possibility of lack of resources to fulfil commitments assumed in function of the mismatch between assets and liabilities.

Compliance Risks

The risk of legal or regulatory sanctions, financial or reputation loss that the company may suffer as a result of failure to comply with applicable laws, regulations, codes of conduct and/or policies.

Operacional Risks

The result of a lack of consistency and adequacy of information systems, processing and operation control, as well as failures of resource management and internal controls or fraud that make it unsuitable to perform the company’s activities.

Table 1: Types of Risks

4.2                               RISK MANAGEMENT PROCEDURE

Fibria’s risk management process was based on the Risk Management Process suggested by ISO31000:2009 — Risk Management - Principles and Guidelines and has the following objectives:

• Involve all members of the structure at some stage;

• Standardize concepts and practices;

• Influence decision-making;

• Ensure that Fibria’s Corporate Governance is maintained and critically analyzed;

• Provide a dynamic and efficient flow of information;

• Increase Fibria’s transparency to stakeholders, market analysts and credit agencies;

Figure 2 : Fibria’s Risk Management Procedure

4.2.1                     CONTEXT

Capture the organization’s objectives, the environment in which it pursues these objectives, its stakeholders and the diversity of risk criteria.

4.2.2                     RISK IDENTIFICATION

Generates a comprehensive list of risks based on events that may create, enhance, prevent, reduce, delay or accelerate the achievement of objectives;

4.2.3                     RISK ANALYSIS

Involves the assessment of the causes and sources of risks, their positive and negative consequences, and the likelihood that those consequences may occur.

4.2.4                     RISK EVALUATION

Compares the level of risk defined by analysis according to the established risk criteria when the context was considered;

Figure 3: Probability x Impact Matrix

4.2.5                     ADDRESSING RISK

Involves selecting one or more options to mitigate risks and implementing these options. Once implemented, this provides new, or modifies existing, controls.

Alternatives for Addressing Risk

a) Eliminate the risk event

b) Reduce the risk event

c) Transfer the risk event

d) Accept the risk event

4.2.6                     COMMUNICATION AND CONSULTATION

These must be continuous and interactive processes that permeate risk management and aim to provide, share or obtain information, besides engaging in dialogue with stakeholders and others, regarding risk management.

4.2.7                     MONITORING AND CRITICAL ANALYSIS

Consist of the verification, oversight and critical observation carried out continuously to identify changes in the required or expected performance level.

4.3                               RISK PRIORITIZATION

After risk identification and analysis, the attributed impacts and probabilities may be compared.

4.3.1 PRIORITIZATION MATRIX

The priority matrix allows graphic visualization of selected risks, which can then be grouped according to the associated loss if the risk event occurs.

Figure 4: Risk Prioritization Matrix

4.3.2                     CHARACTERISTICS OF RISKS BY QUADRANT

• Quadrant I - Unacceptable Risk

Risks that are unacceptable and require immediate action to eliminate the risk element or reduce its severity and/or frequency.

• Quadrant II - Unexpected Risk

These are the risks with higher priorities in terms of shareholder value, with high impact and lowfrequency. These risks must be regularly quantified and monitored to maintain up-to-date mitigation strategies and/or contingency plans. The goal is to be prepared should the event occur.

• Quadrant III - Probable Risk

Less critical risks due to the lesser impact on business value. Management of these risks should focus on defining acceptable levels of loss per event and responsibility limits that prevent the impact level from increasing over time.

• Quadrant IV - Acceptable Risk

Low impact, infrequent risks for which continuous monitoring is unnecessary.

5                                         RESPONSIBILITIES

5.1                               BOARD OF DIRECTORS

• Establishes the level of risk aversion for the Company according to the risk/return ratio that it intends to assume;

• Defined the risk management philosophy;

• Establishes the organizational framework for effective risk management (resource allocation, etc.) and reviews and approves the general definitions of risk management strategies.

5.2                               AUDIT COMMITTEE

• Supervises the activities of the functions of Internal Controls and Risk Management of the Company, as well as compliance with applicable laws, policies, standards and the Company’s internal procedures at all levels;

• Evaluates the parameters of the Company’s financial risk management model and risk management policies, its resources and maximum tolerance established by the Board;

• Evaluates the adequacy of human and financial resources to the Organization’s risk management.

5.3                               EXECUTIVE BOARD

• The executive board is an integral part of and committed to risk management through knowledge and understanding of risks and the establishment of an efficient macro risk management model.

• Participates in validating and prioritizing risks;

• Accompanies KRIs and the mitigation strategies of priority risks.

5.4                               CEO

• The CEO is ultimately responsible for Fibria’s risk management;

• Defines guidelines, resources and goals to ensure the smooth operation of risk management;

• Promotes the integration of risk management with Fibria’s management and planning cycles;

• Ensures the implementation of an efficient risk management model.

5.5                               RISK MANAGEMENT

• Prepares planning and ensures the operationalization of risk management, considering all the dimensions of the defined structure, encompassing strategic, tactical and operational activities;

• Evaluates the company’s risks by business units and portfolios;

• Consolidates and communicates the organization’s priority risk portfolio;

• Develops, disseminates and recommends processes and procedures for priority risk management;

• Develops, tests and implements models and methodologies for measuring and managing risks;

• Evaluates and proposes strategies for mitigating risks;

• Gives an opinion on the viability of operations related to the priority risks;

• Performs tasks to allow adequate monitoring of compliance, market, credit and operating risks;

• Ensures the maintenance of risk management policy and monitors compliance with established limits;

• Advises business areas in identifying and assessing the impact of various types of applicable risks;

• Supports the business areas in the definition of action/contingency plans;

• Oversees in the management of market and credit risks.

5.6                               MANAGERS OF BUSINESS AND OPERATING AREAS

• Identify and manage risks within their respective areas according to the mitigation strategies;

• Implement plans and monitor corrective actions and/or preventive measures in areas responsible for risk.

5.7                               BUSINESS OR OPERATING AREA CORRESPONDENTS

• Act as the interface of business and operating areas with the Risk Management Department;

• Report directly to the area Manager.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2014

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO